1279678

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04005206

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

January 14, 2004

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	January 28, 2004

Ms. Rhenee Roge
Financial and Operations Principal
Plummer Securities, Inc.
2800 Regal Road, Suite 106
Plano, TX 75075

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Ms. Roge:

We have received your letter, dated January 6, 2004, in which you request on behalf of Plummer Securities, Inc. (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 17, 2003. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective October 17, 2003, you have requested an exemption from filing annual audit reports for the year ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. The annual report for the year ending December 31, 2004, however, must cover the entire period from October 17, 2003, the effective date of the Firm's registration with the Commission.

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Special Counsel

cc: Susan DeMando, NASD Regulation, Inc.

Plummer Securities, Inc.

Member NASD / SIPC

2800 Regal Road / Suite 106 / Plano / Texas / 75075 / (972) 612-7200 / Fax (972) 599-9529

January 6, 2004

Michael Macchiaroli, Associate Director
U. S. Securities & Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Via Overnight Fed-X

Re: Request for exemption from filing audited annual financial statements for Plummer Securities SEC File # 8-65968

Dear Mr. Macchiaroli;

Plummer Securities, Inc. ("PSI") became effective with the National Securities Dealers on October 17, 2003 and has a fiscal year ending December 31.

I request on behalf of PSI an exemption from the requirement of filing an audited annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 for the fiscal year ending 2003. The Company has no significant revenues. Our next audited annual report for fiscal year ending 2004 would cover the entire period from PSI's date of registration with the Securities and Exchange Commission.

Sincerely,

Rhenée Rogé
Financial & Operations Principal

Cc: Mark A. Plummer, President